May 17, 2006

Ms. Sarah Goldberg

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:	Samsonite Corporation
Form 8-K Filed May 9, 2006
File No. 0-23214

Dear Ms. Goldberg:

On behalf of Samsonite Corporation, a Delaware corporation (the “Company”), please find below the Company’s response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 11, 2006 (the “Comment Letter”) regarding the Current Report on Form 8-K filed by the Company on May 9, 2006 (File No. 0-23214) (the “Form 8-K”). Each of the numbered comments below restates the corresponding numbered comment in the Comment Letter and is immediately followed by the Company’s response to such comment.

1.             As you have concluded that your previously issued financial statements for the fiscal 2005 quarters should no longer be relied upon, please amend your fiscal 2005 Forms 10-Q to correct the disclosed errors.  We believe it is appropriate to note that as you are responsible under the federal securities laws and regulations to file accurate reports with the Commission, and to be in full compliance with the reporting requirements of the Exchange Act, you are required to amend any filings that contain materially inaccurate financial statements.

As we discussed, the Company has amended the Form 8-K by filing a Form 8-K/A on May 16, 2006 to delete the statement that the financial statements for the quarterly periods within the fiscal years 2004 and 2005 should not be relied upon.

2.             Please tell us if your certifying officers have considered the effect of the errors on the accuracy of prior disclosures regarding disclosure controls and procedures under Items 307 of Regulation S-K.  If such officers have concluded that their previous conclusions regarding effectiveness were incorrect with respect to the periods to be restated, you should disclose this determination.  Otherwise, please explain to us why the discovery of these errors did not affect your conclusions regarding the effectiveness of disclosure controls and procedures.

As we discussed, the Company discloses in its Annual Report on Form 10-K for the year ended January 31, 2006 (filed with the Commission on May 16, 2006) that the Company’s disclosure controls were not effective as of January 31, 2006, as a result of a material weakness in its internal controls over accounting for income taxes.

Please direct any questions or comments relating to the foregoing to me at (303) 373-6373. We thank you in advance for your prompt attention to this matter.

Sincerely yours,

/s/ Richard H. Wiley
Richard H. Wiley